Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352
 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

January 30, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Michael Clampitt, Senior Attorney

Re:	Responses to Comments on Independent Bank Corporation’s Registration Statement on Form S-4 Filed December 29, 2017 File No. 333-222358

Dear Mr. Clampitt:

On behalf of Independent Bank Corporation, a Michigan corporation (“Independent”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 11, 2018, with respect to the above-referenced registration statement on Form S-4, filed by Independent on December 29, 2017 (the “Registration Statement”).

In connection with this response, Independent is also filing with the Commission Amendment No. 1 to the Registration Statement (the “Amended S-4”) which reflects the responses set forth below, as appropriate.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold followed by a response to the Staff’s comments. Capitalized terms used in our responses without definition shall have the meanings specified in the Amended S-4.

Cover Page

1.	Please include disclosure on the cover page that addresses the possible adjustments that may be made to the merger consideration. This would include:
•	The scenarios by which TCSB shareholders could receive less than 1.1166 shares of IBCP for each share of TCSB common stock,
•	The caps to any adjustments to the merger consideration,
•	What the current level is of TCSB consolidated shareholders’ equity and whether you anticipate whether it will go below the $34.5 million threshold,
•	Indicate that TCSB is not traded on any exchange, and
•	The anticipated aggregate merger consideration.

January 30, 2018

These disclosures have been added to the cover page of the Amended S-4.

Questions and Answers About the Merger, page 3

2.	Please include a Q/A that discusses when each party may have termination rights as well as a Q/A that indicates that TCSB shareholders do not have dissenters’ rights.

These disclosures have been added to page 4 of the Amended S-4.

Exhibits 8.1 and 8.2 – Tax Opinions

3.	Please revise these tax opinions to describe the material tax consequences of the merger. Refer to Sections III B.1 and C.1. of Staff Legal Bulletin No. 19 (CF) for additional guidance.

Varnum LLP and Warner Norcross & Judd LLP have revised their tax opinions filed as Exhibit 8.1 and 8.2, respectively, to the Amended S-4 to conform with the requirements set out in Staff Legal Bulletin No. 19 for short-form tax opinions.  The “Material United States Federal Income Tax Consequences” discussion beginning on page 39 of the Amended S-4, which describes the material tax consequences of the merger, has also been updated in accordance with the guidance of Staff Legal Bulletin No. 19.

If you have any questions regarding this letter, please contact me at (616) 336-6851 or Robert N. Shuster, Chief Financial Officer of Independent, at (616) 527-5820.

Very truly yours,

VARNUM

/s/ Kimberly A. Baber

KAB/jko/rll
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